TENNYSON
NETWORKS LIMITED

July 1, 2003

By Facsimile
0015 1 202 942 9624
2 pages


03024168

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 1 July 2003 **re Tennyson Settles Datareach Acquisition**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au



TENNYSON SETTLES DATAREACH ACQUISITION

Melbourne, 1 July 2003 –Tennyson Networks (ASX: TNY) has great pleasure in announcing it has completed the purchase of Datareach, the data services business from Ericsson New Zealand and has assumed ownership and management of the operations.

Tennyson contacts:

Harvey Parker
Chairman
+61 3 8558 0400

Rick A Pullia
Acting CEO / CFO
+61 3 8558 0400